EXHIBIT 99.1

                              CAUTIONARY STATEMENT

      The statements contained in this Form 10-K include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). When used in this Form 10-K and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases, presentations to stockholders, securities analysts or investors, or in oral statements made by or with the approval of an executive officer of the Company, the words or phrases "believes," "may," "will likely result," "estimates," "projects," "anticipates," "expects" or similar expressions and variations thereof are intended to identify such forward-looking statements. Any forward-looking statement involves risks and uncertainties that may have a material adverse effect on the business, results of operations, financial condition or prospects, financial or other, of the Company and may cause the Company's actual results to differ materially from historical results or the results discussed in the forward-looking statements.

      The following discussions contain cautionary statements regarding the Company's business that investors and others should carefully consider. This discussion is intended to take advantage of the "safe harbor" provisions of the PSLRA. In making these cautionary statements, the Company is not undertaking to address or update each factor in future filings or communications regarding the Company's business or results.

SEC / U.S. ATTORNEY INVESTIGATION

      In August 1999, the Company, through its outside counsel, contacted the Division of Enforcement of the Securities and Exchange Commission ("SEC") to advise it of certain matters related to the Company's restatement of earnings for interim periods of fiscal 1999. Subsequent thereto, the SEC requested the voluntary production of certain documents and the Company provided the SEC with the requested materials. On August 17, 2000 and April 30, 2003, the SEC served subpoenas upon the Company, pursuant to a formal order of investigation, requiring the production of certain documents. The Company timely provided the SEC with the subpoenaed materials. The Company has been informed that since January 2002 the SEC and/or the United States Attorney's Office for the Southern District of New York have served subpoenas upon and/or contacted certain individuals, including current and former officers and employees of the Company, and a current Director, in connection with this matter. On June 13, 2002, the Company was advised by counsel to David Schick, the Company's former chief executive officer, that the United States Attorney's Office for the Southern District of New York had notified such counsel that Mr. Schick was a target of the United States Attorney's investigation of this matter. The Company has cooperated with the SEC staff and U.S. Attorney's Office.

      On November 14, 2003, the SEC filed a civil action in the United States District Court for the Eastern District of New York against the Company, its former chief executive officer, and its former vice president of sales & marketing. The SEC complaint alleges fraud, and books and records and reporting violations under Sections 10(b), 13(a) and 13(b)(2) of the Securities Exchange Act and various rules promulgated thereunder in connection with the financial statements included in the Company's reports on Form 10-Q for the quarters ended June 30, September 30 and December 31, 1998. The SEC complaint seeks to enjoin the Company from future violations of those provisions of the Exchange Act and the rules thereunder, as well as disgorgement of any ill-gotten gains, which the Company does not believe to be material in amount. With respect to the other defendants, the complaint seeks injunctive relief, civil penalties, disgorgement and an officer/director bar.

      In September 2003, the Board of Directors appointed a Special Litigation Committee, consisting of Messrs. Blank (Chair), Hood, Landesman and Rocca, which has oversight responsibility and authority with respect to the SEC/U.S. Attorney matter. The Company commenced discussions with the SEC's northeast regional office in an effort to resolve the complaint against the Company. There can be no assurance that those discussions will continue and/or will be successful. Pursuant to its By-Laws, the Company has paid

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the legal fees incurred by current and former Officers and employees, and a current Director, in connection with these matters. The Company will continue to incur significant legal fees and may incur indemnification costs.

      The Company cannot predict the potential outcome of these matters and their impact on the Company and, therefore, has made no provision relating to these matters in the accompanying consolidated financial statements. If the outcome of these matters is not favorable with respect to the Company, it could have a material adverse effect upon the Company. See Item 3 -- "Legal Proceedings."

DEPENDENCE ON PRODUCTS

      The Company's revenues are primarily generated from sales of its CDR(R) system and, to a lesser extent, other products, including the USBCam(TM), CDRPan(TM) and accuDEXA(R). There can be no assurance that any of these devices, or any of the products which the Company sells or may sell in the future, will not be rendered obsolete or inferior as a result of technological change, changing customer needs, new product introductions or other developments, each of which would have a material adverse effect on the Company. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and/or products that are superior to and/or more commercially attractive than the Company's. The Company's success will depend in part on its ability to improve and enhance its products in a timely manner. There can be no assurance that the Company will be able to do so. The failure to enhance any of the Company's products in a timely manner could have a material adverse effect on the Company.

DEPENDENCE ON EXCLUSIVE NORTH AMERICAN DISTRIBUTOR

      Since May 1, 2000, the Company has marketed and distributed its CDR(R) product line in the United States and Canada exclusively through Patterson Dental Company. During fiscal 2004, 2003 and 2002, Patterson Dental Company was the single largest contributor to the Company's revenues. The Company anticipates that Patterson Dental will continue to be the single largest contributor to the Company's revenues in the coming fiscal year. While the Distributorship Agreement between the Company and Patterson Dental provided for a minimum purchase quota during its initial three-year term, Patterson did not meet such quota. At the current time, there no longer is any minimum purchase quota in effect. There can be no assurance that Patterson will purchase any specified minimum quantity of products from the Company or that it will continue to purchase any product at all from the Company. If Patterson fails to purchase a significant volume of product from the Company, it could have a material adverse effect on the Company.

DEPENDENCE ON THIRD-PARTY DISTRIBUTORS OUTSIDE OF NORTH AMERICA

      Outside of North America, the Company distributes its CDR(R) product line through third-party independent distributors. Historically, a limited number of distributors have accounted for a significant portion of the Company's revenues. In general, these distributors could discontinue marketing the Company's products with little or no notice. Certain of the Company's distributors also could market products which compete with the Company's products. The loss of or significant reduction in sales volume of one or more of the Company's distributors could have a material adverse effect on the Company.

UNCERTAINTIES ASSOCIATED WITH INTERNATIONAL MARKETS

      In fiscal 2004, 2003 and 2002, sales to customers outside of the United States were approximately 25%, 21% and 25%, respectively, of the Company's revenues, and the Company anticipates that international sales will continue to account for a significant percentage of the Company's revenues. International revenues are subject to a number of uncertainties, including but not limited to the following: agreements may be difficult to enforce and receivables difficult to collect; foreign customers and distributors may have longer payment cycles, foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand; United States export licenses may be difficult to

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obtain; and intellectual property rights in foreign countries may be difficult or impossible to enforce. Moreover, many foreign countries have their own regulatory approval requirements for the sale of the Company's products. As a result, the Company's introduction of new products into international markets could be prevented and/or costly and/or time-consuming, and there can be no assurance that the Company will be able to obtain the required regulatory approvals on a timely basis, if at all. There can be no assurance that any of these factors will not have a material adverse effect on the Company.

DEPENDENCE UPON KEY PERSONNEL

      The success of the Company is dependent, in part, upon its ability to hire and retain management, sales, technical, research and other personnel who are in high demand and are often subject to competing employment opportunities. The inability of the Company to hire or retain key management, sales, technical, research or other personnel could have a material adverse effect on the Company. At the current time, only the Company's Chief Executive Officer is employed pursuant to a written employment agreement with the Company. There can be no assurance that he or any of the Company's other employees will continue to be active with the Company.

LITIGATION AND INSURANCE

      The Company may be a party to a variety of legal actions, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, shareholder suits, including securities fraud, governmental investigations and intellectual property related litigation. In addition, because of the nature of its business, the Company is subject to a variety of legal actions relating to its business operations. Recent court decisions and legislative activity may increase the Company's exposure for any of these types of claims. In some cases, substantial punitive damages may be sought. The Company currently has insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not be sufficient to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

DEPENDENCE ON DEVELOPING AND MARKETING NEW PRODUCTS AND ENHANCEMENTS TO EXISTING PRODUCTS

      The Company intends to develop and/or is currently developing new products and enhancements to existing products. There can be no assurance that the Company will initiate, continue with and/or succeed in efforts to develop or enhance such products. The Company expects to file 510(k) applications with the FDA in connection with its future products and certain of its future product enhancements. There can be no assurance that the Company will file applications for or obtain regulatory approval from the FDA, either in the form of a pre-market clearance or a 510(k) clearance, for any of its future products, or that in order to obtain FDA clearance, the Company will not be required to submit additional data or meet additional FDA requirements that may substantially delay the application process and result in substantial additional expense. Moreover, such pre-marketing clearance, if obtained, may be subject to conditions on marketing or manufacturing which could impede the Company's ability to manufacture and/or market its products. While the Company is engaged in research and development to develop new products, there can be no assurance that the Company will be successful in such endeavors. There can be no assurance that any products to be developed by the Company will be approved by or receive marketing clearance from applicable domestic and/or international governmental or regulatory authorities. If the Company is unable to develop, obtain regulatory approval for and market new products and enhancements to existing products, it will have a material adverse effect on the Company.

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RAPID AND SIGNIFICANT TECHNOLOGICAL CHANGE

      The market for the Company's products is characterized by rapid and significant technological change, evolving industry standards and new product introductions. The Company's products require significant planning, design, development and testing which require significant capital commitments and investment by the Company. There can be no assurance that the Company's products or proprietary technologies will not become noncompetitive or obsolete as a result of technological change, evolving industry standards or new product introductions or that the Company will be able to generate any economic return on its investment in product development. If the Company's products or technologies become noncompetitive or obsolete, it would have a material adverse effect on the Company.

INTENSE COMPETITION

      Competition relating to the Company's current products is intense and includes various companies, both within and outside of the United States. The Company anticipates that competition for its future products will also be intense and include various companies, both within and outside of the United States. The Company's competitors and potential competitors include large companies with substantially greater financial, sales and marketing, and technical resources, larger and more experienced research and development staffs, more extensive physical facilities and substantially greater experience in obtaining regulatory approvals and in marketing products than the Company. In addition, there can be no assurance that the Company's competitors are not currently developing, or will not attempt to develop, technologies and products that are more effective than those being developed by the Company or that would otherwise render the Company's existing and new technology and products obsolete or noncompetitive. No assurance can be given that the Company will be able to compete successfully. The inability of the Company to compete successfully or the development by the Company's competitors of technology and products that are more effective than those being developed by the Company would have a material adverse effect on the Company.

DEPENDENCE ON KEY SUPPLIERS; VOLATILITY OF SEMICONDUCTOR MARKET

      The Company relies on key suppliers for various critical components. The Company procures certain components, including the substantial majority of the sensor chips used in the Company's manufacturing process, from outside sources which are sole suppliers. The availability and price of these components may be subject to change due to interruptions in production, changing market conditions and other events. Furthermore, availability may be adversely impacted if the Company fails to make timely payments to its key suppliers. There can be no assurance that the Company would be able to enter into purchase arrangements with other suppliers, or that if the Company were to do so, such suppliers would be able to deliver such components at an acceptable price or in a timely manner, if at all. If the Company were unable to develop reasonably-priced alternative sources in a timely manner, or if the Company encountered delays or other difficulties in the supply of such products and other materials from third parties, there could be a material adverse effect on the Company. In past years, semiconductors have been subject to significant price fluctuations. While the Company has, in the past, attempted to mitigate the effects of such potential fluctuations, there can be no assurance that the Company will continue to do so or that it will be able to successfully mitigate the effect of future price increases on its results of operations and financial condition.

RELIANCE ON PATENTS AND PROPRIETARY TECHNOLOGY; RISK OF PATENT INFRINGEMENT

      The Company currently has issued patents and patent applications as described in Item 1 -- "Business," of this Form 10-K. There can be no assurance that any of the Company's patents, any of the patents of which the Company is a licensee or any patents which may issue to the Company or which the Company may license in the future, will provide the Company with a competitive advantage or afford the Company protection against infringement by others, or that the patents will not be successfully challenged or circumvented by third parties, including competitors of the Company.

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      The Company is the exclusive sub-licensee for use in medical radiography applications of certain patents, patent applications and other know-how (collectively, the "Intellectual Property") related to complementary metal oxide semiconductor ("CMOS") active pixel sensor technology (the "APS Technology"), which was developed by the California Institute of Technology and licensed to Photobit Corp. from which the Company obtained its sub-license. Photobit was subsequently acquired by Micron Technology, Inc., which continues to sublicense the CMOS Intellectual Property to the Company. The Company's exclusive rights to such technology are subject to government rights to use, noncommercial educational and research rights to use by California Institute of Technology and the Jet Propulsion Laboratory, and the right of a third party to obtain a nonexclusive license from the California Institute of Technology with respect to such technology. The Company believes that, as of the date of this filing, except for such third party's exercise of its right to obtain a nonexclusive license to use APS Technology in a field other than medical radiography, none of the foregoing parties have given notice of their exercise of any of their respective rights to the APS Technology. There can be no assurance that this will continue to be the case, and any such exercise could have a material adverse effect on the Company. Additionally, the agreement between the Company and Photobit Corp. required, among other things, that the Company use all commercially reasonable efforts to timely introduce improve and market and distribute licensed products in various fields. The Company has not introduced licensed products in certain of these fields, and there can be no assurance that the Company will do so in the future or that the Company will comply with its obligations under its agreement with Photobit Corp. Any such failure to introduce licensed products or comply with its obligations could have a material adverse effect on the Company.

      The Company is also the owner of certain trade secrets, which it seeks to protect by, among other things, entering into non-disclosure, confidentiality, non-solicitation and non-competition agreements. However, there can be no assurance that the duties imposed by these agreements, such as the duty to maintain confidentiality and the duty not to compete, will not be breached, or that such breaches will not have a material adverse effect on the Company.

      There also can be no assurance that the technology practiced by the Company will not infringe upon the patents of others. In the event that any future infringement claim against the Company is successful, there would be no assurance that the Company would be able to negotiate with the patent holder for a license, in which case the Company could be prevented from practicing the subject matter claimed by the subject patent. In addition, there can be no assurance that the Company would be able to redesign its products to avoid infringement. The inability of the Company to practice the subject matter of patents claimed by others or to redesign its products to avoid infringement could have a material adverse effect on the Company.

NASDAQ DELISTING

      The Company's Common Stock was delisted from the Nasdaq National Market, effective at the close of business on September 15, 1999. From that date through January 29, 2002, the Company's stock traded in the over-the-counter market, as reported on the "pink sheets" published by Pink Sheets LLC (formerly known as National Quotation Bureau LLC). Commencing January 30, 2002, the Company's stock has been quoted on the Over-The-Counter Bulletin Board. The Nasdaq delisting could have a material adverse effect upon the Company in a number of ways, including its ability to raise additional capital, and could have a negative effect upon the trading price of the Company's Common Stock. There can be no assurance that the Company's Common Stock will be relisted on the Nasdaq National Market at any future date or that such stock will be listed on any market system.

REGULATORY AND LEGISLATIVE RISKS

      The Company must obtain certain approvals by and marketing clearances from governmental authorities, including the FDA and similar health authorities in foreign countries to market and sell its products in those countries. The FDA regulates the marketing, manufacturing, labeling, packaging, advertising, sale and distribution of `medical devices,' as do various foreign authorities in their respective

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jurisdictions. The FDA enforces additional regulations regarding the safety of equipment utilizing x-rays. Various states also impose similar regulations. The Company's CDR(R) system is currently regulated by such authorities and certain of the Company's new products will require approval by or marketing clearance from various governmental authorities, including the FDA. In addition, various additional requirements are imposed upon the Company to make it eligible to sell products to the United States Government.

      The FDA review process typically requires extended proceedings pertaining to the safety and efficacy of new products. A 510(k) application is required in order to market a new or modified medical device. If specifically required by the FDA, a pre-market approval ("PMA") may be necessary. Such proceedings, which must be completed prior to marketing a new medical device, are potentially expensive and time consuming. They may delay or hinder a product's timely entry into the marketplace. Moreover, there can be no assurance that the review or approval process for these products by the FDA or any other applicable governmental authorities will occur in a timely fashion, if at all, or that additional regulations will not be adopted or current regulations amended in such a manner as will adversely affect the Company. The FDA also regulates the content of advertising and marketing materials relating to medical devices. Failure to comply with such regulations may result in a delay in obtaining approval for the marketing of such products or the withdrawal of such approval if previously obtained. There can be no assurance that the Company's advertising and marketing materials regarding its products are and will be in compliance with such regulations. The Company is also subject to other federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices. The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted. Failure to comply with regulatory requirements could have a material adverse effect on the Company. International sales of the Company's products are subject to the regulatory agency product registration requirements of each country in which the Company's products are sold. The regulatory review process varies from country to country and may in some cases require the submission of clinical data. The Company typically relies on its distributors in foreign countries to obtain the required regulatory approvals.

      There can be no assurance, however, that any of the foregoing approvals will be obtained, or that the Company would be able to satisfy any of the foregoing requirements on a timely basis, if at all. The failure to obtain any of such approvals or to comply with any of such requirements on a timely basis could have a material adverse effect on the Company. The Company's customers operate in the health care industry, which is highly regulated. Both existing and future governmental regulations could adversely impact the Company. Additionally, cost-containment efforts by health maintenance organizations may adversely affect the potential market for the Company's devices.

PRODUCT WARRANTIES

      The Company generally warrants each of its products against defects in materials and workmanship for a period of one year from the date of shipment plus any extended warranty period purchased by the customer. The need for warranty service could have a material adverse effect on the Company by, among other things, requiring additional expenditures for parts and personnel as well as damaging the Company's reputation and goodwill.

POTENTIAL FOR PRODUCT RECALL AND PRODUCT LIABILITY CLAIMS

      Products such as those sold by the Company may be subject to recall for unforeseen reasons. In addition, certain applications, including projected applications, of the Company's products entail the risk of product liability claims. Such risks will exist even with respect to those products that have received, or in the future may receive, regulatory approval for commercial sale. These claims may be made by consumers, distributors or others. Although the Company has maintained insurance coverage related to product liability claims, no assurance can be given that product liability insurance coverage will continue to be available or, if available, that it can be obtained in sufficient amounts or at reasonable cost or that it will be sufficient to cover any claims that may arise. The Company does not maintain any insurance relating to potential recalls

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of its products. Costs associated with potential product recalls or product liability claims could have a material adverse effect on the Company.

DEPENDENCE ON THIRD-PARTY REIMBURSEMENT

      Third-party payors, including government health administration authorities, private health care insurers and other organizations regulate the reimbursement of fees related to certain diagnostic procedures or medical treatments. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. While the Company cannot predict what effect the policies of government entities and other third-party payors will have on future sales of the Company's products, there can be no assurance that such policies would not have a material adverse effect on the Company.

POTENTIALLY SIGNIFICANT FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY

      Several factors may significantly affect the Company's revenues, expenses and results of operations from quarter to quarter, including the timing of new product introductions by the Company or its competitors, developments regarding new treatments for osteoporosis, developments in government reimbursement policies, product mix, the ability to supply products to meet customer demand and fluctuations in manufacturing costs. In addition, the Company's CDR(R) products have been subject to seasonal variations at various times in the past. Consequently, quarterly results of operations may fluctuate. Such fluctuations in quarterly results of operation could adversely affect the market price of the Common Stock.

POSSIBLE VOLATILITY OF STOCK PRICE

      The stock market historically has experienced volatility which has affected the market price of securities of many companies and which may be unrelated to the operating performance of such companies. The market prices for securities of medical technology companies have historically been highly volatile. Future technological innovations or new commercial products, results of clinical testing, changes in regulation, litigation and public concerns as to product safety as well as period-to-period fluctuations in financial performance and fluctuations in securities markets generally could cause the market price of the Common Stock to fluctuate substantially. These broad market fluctuations may adversely affect the market price of the Common Stock.

CONTROL OF THE COMPANY BY CERTAIN STOCKHOLDERS; CONFLICTS OF INTEREST

      Currently, the executive officers and directors of the Company collectively beneficially own approximately 31.4% of the Company's outstanding shares of Common Stock; in addition, Greystone Funding Corporation beneficially owns approximately 30.1% of the Company's outstanding shares of Common Stock. Accordingly, they may effectively have the ability to exert significant influence over the Company and/or to elect all or some of the directors of the Company and determine the outcome of other matters submitted for the approval of the stockholders. A former employee of Greystone is currently serving as Chief Executive Officer of the Company. Accordingly, the relationship with Greystone involves potential conflicts of interest.

PAST OPERATING LOSSES

      The Company had net income of $18.0 million, $11.8 million and $3.1 million in fiscal 2004, fiscal 2003 and fiscal 2002, respectively, but incurred net losses of $1.6 million, $12.3 million and $29.6 million in fiscal 2001. 2000 and 1999, respectively. The Company has an accumulated deficit of $9.7million at March 31, 2004. In response to the losses incurred in fiscal 2001, 2000 and 1999, management implemented certain corrective actions and took steps to improve operations and provide for adequate resources to fund the Company's operating, capital and financing needs. In view of these matters,

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management believes the Company has the ability to meet its financing requirements on a continuing basis. However, if the Company's fiscal 2005 planned cash flow projections are not met, management could consider the reduction of certain discretionary expenses and sale of certain assets. In the event that these plans are not sufficient and credit facilities are not available to the Company, or if the Company's capital needs are greater than anticipated, the Company's ability to operate could be adversely affected.

AUTHORIZATION OF PREFERRED STOCK

      The Company's certificate of Incorporation authorizes the issuance of a series or designation of Preferred Stock with such rights, preferences, privileges and restrictions as may be determined from time to time by the Company's Board of Directors. Accordingly, the Board of Directors is empowered, without the need for shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. There currently are no shares of Preferred Stock designated or issued.